UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of March, 2006

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Friday, March 31 2006

COLES MYER ACQUIRES PHARMACY DIRECT

Coles Myer today announced it had acquired Sydney Drug Stores Pty Ltd (trading as Pharmacy Direct), which operates a retail shop in western Sydney, as well as a significant online, mail, fax and phone order pharmacy business.

Coles Myer CEO John Fletcher said Pharmacy Direct was a well established and successful business.

"It offers customers a wide range of pharmaceuticals, including prescription medicines, at value prices through convenient channels - a complementary fit to the Coles Myer business model and customer base," he said.

Mr Fletcher said the acquisition was not intended to challenge existing regulations that prevent pharmacies from operating within supermarkets.

"We fully understand and accept the current regulations. This acquisition simply enables us to develop a good understanding of the pharmacy business within the existing rules, something that will put us in a good position if the regulations change in the future," Mr Fletcher said.

"Pharmacy Direct offers a broad range of pharmacy products, including prescription medicines, vitamins, cold and flu treatments and skin care products, at some of the best prices in the market."

It has been operating since 1996 and has grown to now have 100 employees based at Silverwater, NSW, where it also operates a retail shop. It trades online at www.pharmacydirect.com.au.

Existing customers are in all Australian states and territories, with half the customer base living in rural and regional Australia. It has annual sales in the order of $44 million.

The business has been acquired for $48 million (excluding merchandise), all of which will be taken in the form of Coles Myer shares.

It will continue to be operated by qualified pharmacists as required under its licence. Business founder and pharmacist Peter Brown will continue to be involved in managing the business.

Further information:

Media: Jim Cooper 03 9829 4354

Analysts: John Di Tirro 03 9829 4521

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date March 31, 2006